

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 25, 2024

James McCullough
Chief Executive Officer and Director
Renalytix plc
2 Leman Street
London E1W 9US
United Kingdom

> **Re: Renalytix plc**
> **Registration Statement on Form S-3**
> **Filed April 17, 2024**
> **File No. 333-278765**

Dear James McCullough:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Katie Kazen